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                                                                Exhibit 5.1

                             MAPLES and CALDER
                      Cayman Islands Attorneys-at-Law


PO Box 309GT, Ugland House                           Telephone: 1(345) 949 8066
South Church Street, George Town                     Facsimile: 1(345) 949 8080
Grand Cayman, Cayman Islands
                             Email: info@maplesandcalder.com


Scottish Annuity & Life Holdings, Ltd.
P.O. Box HM2939
Crown House, Third Floor
4 Par-la-Ville Road
Hamilton HM08
Bermuda
                                                              31 January, 2003

Dear Sirs

SCOTTISH ANNUITY & LIFE HOLDINGS, LTD. (THE "COMPANY")

We have acted as counsel as to Cayman Islands law to Scottish Annuity & Life Holdings, Ltd. (the "COMPANY") in connection with the proposed registration with the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "ACT") of an aggregate principal amount of US$115,000,000 of the Company's 4.50% Senior Convertible Notes due 2022 (the "NOTES"), 5,297,098 ordinary shares, par value US$1.00 per share, issuable upon the conversion of the Senior Convertible Notes (the "CONVERSION SHARES"), 3,050,000 ordinary shares, par value US$1.00 per share, issuable upon the conversion of the Class A and Class B Warrants (the "WARRANT SHARES"), 152,000 ordinary shares, par value US$1.00 per share, issued in a private placement to the South Madison Trust (the "PRIVATE PLACEMENT SHARES") and 4,532,380 ordinary shares, par value US$1.00 per share, issued to Pacific Life Insurance Company (the "PACIFIC LIFE SHARES" and, together with the Warrant Shares and the Private Placement Shares, the "TRANSACTION SHARES" and, together with the Conversion Shares, the "SHARES").

1.       DOCUMENTS REVIEWED

We have reviewed originals, copies, drafts or conformed copies of the following documents:

1.1 the Certificate of Incorporation and Memorandum and Articles of Association of the Company as registered or adopted on 12 November, 1998 as amended by special resolution passed on 14 December, 2001 and 2 May, 2002;

1.2 the written resolutions dated 4 November, 2002 of the Board of Directors of the Company and the written resolutions dated 18 November, 2002 of the Finance

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         and Investment Committee of the Company and the corporate records of the Company maintained at its registered office in the Cayman Islands in relation to the Notes and the Conversion Shares;

1.3 the minutes of the meetings of the board of directors of the Company held on 9 June, 1998 and the written resolutions of the directors of the Company dated 9 June, 1998, 18 June, 1998, 2 September, 1998,
         9 September, 1998, 7 October, 1998, 9 October, 1998, 22 October, 1998, 26 October, 1998 and 11 November, 1998, the written resolutions of the pricing committee of the Company dated 12 November, 1998, 23 November, 1998 and 24 November, 1998 and the written resolutions of the shareholders of the Company dated 4 June, 1998, 9 September, 1998, 22 October, 1998, 26 October, 1998 and 12 November, 1998 in relation to the Class A and Class B Warrants;

1.4 the written resolutions of the directors of the Company dated 22 October, 1998 and 11 November, 1998 in relation to the Private Placement Shares;

1.5 the written resolutions of the directors of the Company dated 2 August, 2001 and 20 December, 2001 in relation to the Pacific Life Shares;

1.6      the Company's registration statement on Form S-3 (File No. 333-[    ])
         (the "REGISTRATION STATEMENT");

1.7      the form of Notes;

1.8 the Indenture dated 22 November, 2002 between the Company and The Bank of New York as trustee relating to the Notes (the "INDENTURE");

1.9 a Certificate of Good Standing issued by the Registrar of Companies (the "CERTIFICATE OF GOOD Standing"); and

1.10 a certificate from a Director of the Company the form of which is annexed hereto (the "DIRECTOR'S CERTIFICATE").

2.       ASSUMPTIONS

The following opinion is given only as to, and based on, circumstances and matters of fact existing and known to us on the date of this opinion. This opinion only relates to the laws of the Cayman Islands which are in force on the date of this opinion. In giving this opinion we have relied (without further verification) upon the completeness and accuracy of the Director's Certificate and the Certificate of Good Standing. We have also relied upon the following assumptions, which we have not independently verified:

2.1 the Indenture and the Notes have been or will be authorised and duly executed, delivered and, if applicable, authenticated by or on behalf of all relevant parties (other than the Company as a matter of Cayman Islands law) in accordance with all relevant laws (other than the laws of the Cayman Islands);

2.2 the Indenture and the Notes are, or will be, legal, valid, binding and enforceable against all relevant parties in accordance with its terms under New York law and all other relevant laws (other than the laws of the Cayman Islands);

2.3 the choice of New York law as the governing law of the Indenture has been made in good faith and would be regarded as a valid and binding selection which will

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         be upheld by the courts of New York as a matter of New York law and all other relevant laws (other than the laws of the Cayman Islands);

2.4 copy documents, conformed copies or drafts of documents provided to us are true and complete copies of, or in the final forms of, the originals;

2.5      all signatures, initials and seals are genuine;

2.6 the power, authority and legal right of all parties under all relevant laws and regulations (other than the laws of the Cayman Islands) to enter into, execute, deliver and perform their respective obligations under the documents mentioned in the Registration Statement;

2.7 the Company will not issue Notes to any person the issuance of which would result, upon conversion of such Notes into Conversion Shares, in the total Controlled Shares (as such term is defined in the Articles of Association of the Company) of any person equalling or exceeding any limit set out in the Articles of Association of the Company;

2.8 no exceptional circumstances exist which give rise to the lifting of the corporate veil;

2.9 no invitation to subscribe for the Notes or the Shares has been made to the public of the Cayman Islands;

2.10 there is nothing under any law (other than the law of the Cayman Islands) which would or might affect the opinions hereinafter appearing. Specifically, we have made no independent investigation of the laws of New York or the federal laws of the United States of America.

3.       OPINIONS

Based upon, and subject to, the foregoing assumptions and the qualifications set out below, and having regard to such legal considerations as we deem relevant, we are of the opinion that:

3.1 The Notes have been duly authorised by the Company and, assuming the Notes have been signed in facsimile or manually by a Director on behalf of the Company and, if appropriate, authenticated in the manner set forth in the Indenture and delivered against due payment therefor, are duly executed, issued and delivered and constitute the legal, valid and binding obligations of the Company enforceable in accordance with their terms.

3.2 The issue of the Conversion Shares has been duly authorised by the Company and the directors have passed a resolution to reserve for the issuance of the Conversion Shares upon conversion of the Notes. The Conversion Shares, when issued, in accordance with the Memorandum and Articles of Association of the

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         Company, upon conversion of the Notes in accordance with the terms of the Indenture and the resolutions of the Board of Directors and the Finance and Investment Committee referred to above, will be duly authorised and issued, fully paid and non-assessable.

3.3 The issue of the Warrant Shares has been duly authorised by the Company and, when the Registration Statement filed by the Company to effect the registration of the Warrant Shares under the Act has been declared effective by the SEC and the Warrant Shares are issued and delivered in accordance with the Memorandum and Articles and any related warrant agreement, against payment of the consideration therefor as provided therein and having a value not less than par value, the Warrant Shares will be duly authorized, validly issued, fully paid and non-assessable.

3.4      The issue of the Pacific Life Shares and the Private Placement
         Shares has been duly authorised by the Company and assuming such shares have been allotted, issued and delivered in accordance with the Memorandum and Articles and any related subscription agreement or warrant agreement, as the case may be against payment of the consideration therefor as provided therein and having a value not less than par value, such shares are duly authorised, validly issued, fully paid and non-assessable.

4.       QUALIFICATIONS

The opinions expressed above are subject to the following qualifications:

4.1 The term "ENFORCEABLE" as used above means that the obligations assumed by the Company under the Transaction Documents are of a type which the courts of the Cayman Islands will enforce. It does not mean that those obligations will necessarily be enforced in all circumstances in accordance with their terms. In particular:

         4.1.1 enforcement may be limited by bankruptcy, insolvency, liquidation, reorganisation, readjustment of debts or moratorium or other laws of general application relating to or affecting the rights of creditors;

         4.1.2 enforcement may be limited by general principles of equity. For example, equitable remedies such as specific performance may not be available, INTER ALIA, where damages are considered to be an adequate remedy;

         4.1.3 some claims may become barred under the statutes of limitation or may be or become subject to defenses of set-off, counterclaim, estoppel and similar defenses;

         4.1.4 where obligations are to be performed in a jurisdiction outside the Cayman Islands, they may not be enforceable in the Cayman Islands to the extent that performance would be illegal under the laws of that jurisdiction;

         4.1.5 the Cayman Islands court has jurisdiction to give judgment in the currency of the relevant obligation and statutory rates of interest payable upon judgments will vary according to the currency of the judgment. If the Company becomes insolvent and is made subject to a liquidation proceeding, the Cayman Islands court will require all debts to be proved

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                   in a common currency, which is likely to be the "functional currency" of the Company determined in accordance with applicable accounting principles. Currency indemnity provisions have not been tested, so far as we are aware, in the courts of the Cayman Islands;

         4.1.6 obligations to make payments that may be regarded as penalties will not be enforceable; and

         4.1.7 a company cannot, by agreement or in its articles of association, restrict the exercise of a statutory power and there exists doubt as to enforceability of any provision in the Transaction Documents whereby the Company covenants not to exercise powers specifically given to its shareholders by the Companies Law (2002 Revision) of the Cayman Islands, including, without limitation, the power to increase its authorised share capital, amend its memorandum and articles of association, or present a petition to a Cayman Islands court for an order to wind up the Company.

4.2 Cayman Islands stamp duty may be payable if the Notes are executed in, or after execution brought to, the Cayman Islands.

4.3 To maintain the Company in good standing under the laws of the Cayman Islands, annual filing fees must be paid and returns made to the Registrar of Companies.

4.4 The Company must make an entry in its Register of Mortgages and Charges in respect of all mortgages and charges created under the Indenture in order to comply with Section 54 of the Companies Law (2002 Revision) of the Cayman Islands; failure by the Company to comply with this requirement does not operate to invalidate any mortgage or charge though it may be in the interests of the secured parties that the Company should comply with the statutory requirements.

4.5 The obligations of the Company may be subject to restrictions pursuant to United Nations sanctions as implemented under the laws of the Cayman Islands.

4.6 A certificate, determination, calculation or designation of any party to the Indenture as to any matter provided therein might be held by a Cayman Islands court not to be conclusive final and binding if, for example, it could be shown to have an unreasonable or arbitrary basis, or in the event of manifest error.

4.7 In principle a Cayman Islands court will award costs and disbursements in litigation in accordance with the relevant contractual provisions but there remains some uncertainty as to the way in which the rules of the Grand Court will be applied in practice. Whilst it is clear that costs incurred prior to judgment can be recovered in accordance with the contract, it is likely that post-judgment costs (to the extent recoverable at all) will be subject to taxation in accordance with Grand Court Rules Order 62.

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4.8      We reserve our opinion as to the extent to which a Cayman Islands court would, in the event of any relevant illegality, sever the offending provisions and enforce the remainder of the transaction of which such provisions form a part, notwithstanding any express provisions in this regard.

4.9 Any provision in the Indenture purporting to impose obligations on or grant rights to a person who is not a party to the relevant agreement (a "third party") is unenforceable by or against that third party.

4.10 Under Cayman Islands law an agreement is effective from the date on which it is executed and delivered by all the parties to it, notwithstanding any prior "as of" date on its face.

4.11 We make no comment with regard to the references to foreign statutes in the Indenture.

We express no view as to the commercial terms of the documents mentioned in the related prospectus of the Registration Statement or whether such terms represent the intentions of the parties and make no comment with regard to the representations which may be made by the Company.

This opinion is given as of the date shown and may not be relied upon as of any later date. This opinion may be relied upon by the addressees only. It may not be relied upon by any other person except with our prior written consent.


Yours faithfully,

/s/ Maples and Calder

MAPLES and CALDER